Exhibit 99.(I)

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

     REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS, STABILIZING MARKET
             CONDITIONS AND PROGRESS ON ITS RE-CAPITALIZATION PLAN

Panama City, Republic of Panama, January 22, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the fourth quarter and full year ended December 31, 2002. The Bank reported net income for the fourth quarter of 2002 of $15.0 million, or $0.85 per share, compared with a net loss of $76.7 million, or $4.43 per share, reported in the fourth quarter of 2001.

Net loss for the year 2002 was $268.8 million, or $15.56 per share, compared with net income of $2.5 million, or $0.06 per share, reported for the year ended December 31, 2001.

Commenting on the latest quarterly results, Jose Castaneda, chief executive officer of BLADEX, said, "Since July 31, 2002 when we announced our $302 million provision against possible credit losses and impairment losses on securities in our Argentine portfolio, BLADEX has made significant progress toward returning the Bank to profitability and long-term growth. The operating momentum achieved in the third quarter this year continued in the fourth quarter. Importantly, market conditions have begun showing some signs of stabilizing, and meaningful progress was made on our plan to re-capitalize the Bank. In addition, our capital ratios improved. Throughout the period, we were able to fulfill our mission of providing trade financing to our clients in support of their objectives, while realizing attractive financial returns.

Our fourth quarter net income of $15.0 million ($0.85 per common share) was achieved on average assets of $3.1 billion for the quarter, just half of the Bank's average assets of $6.2 billion in the fourth quarter of 2001. This performance reflects the Bank's ability to adjust its size to a smaller capital base in a high risk environment. The 18.7% return on average equity and 1.9% return on assets for the quarter reflect our improved pricing power as a result of our commitment to the markets in which the Bank operates, as well as our stable portfolio quality.

Deposit balances, at $552 million at the end of the quarter, remained relatively stable, and BLADEX's cash balances of $479 million represented 87% of total deposits at December 31, 2002.

Contributing to the strength of our results in the quarter is the success we continue to have in mitigating our risks in Argentina and in achieving a solid risk/return balance in Brazil. Our exposure in Argentina, where interest income is accounted for on a cash basis, was $851 million at year-end, down $304 million from the beginning of the year and down $78 million in the final quarter, which included loan write offs of $20 million. For all of 2002, we had only $5.9 million in past due interest on Argentine loans and securities. While the resolution of the economic situation in Argentina remains uncertain, we continue to believe that our Argentine reserves are adequate under current conditions in the country. We are particularly encouraged by the improving tone of the dialogue between the Argentine government and the IMF.

Our portfolio in Brazil continues to be healthy and profitable. During the year our exposure in that country was reduced nearly 55% to $1.3 billion at year-end in order to mitigate our concentration risk given the smaller size of our balance sheet.

Excluding Argentina, BLADEX ended 2002 with basically no non-performing assets on its books. This reflects our rigorous credit process which, in the Bank's 24 years of operations, and excluding the current crisis in Argentina, has allowed us to extend $117 billion in credits while experiencing only $78 million in credit losses, equivalent to a low 0.06% of disbursements.

Significant progress was made during the quarter on the Bank's re-capitalization plan. At a special meeting on November 18, shareholders overwhelmingly approved a proposed amendment to BLADEX's Articles of Incorporation to increase the number of authorized shares to 185 million, a critical step in our plan to raise at least $100 million of Tier 1 equity capital through


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

a rights offering. On December 17, 2002, BLADEX filed a Registration Statement with the Securities and Exchange Commission regarding a proposed rights offering to the holders of the Bank's Class A, Class B and Class E common stock. The Bank currently has preliminary commitments or expressions of interest from a group of existing Class A and Class B shareholders and a small number of other institutions, including multilateral organizations and development banks (the Core Support Group), to purchase for investment approximately $100 million of shares to the extent that shareholders do not subscribe for such shares in the rights offering. Further details on the re-capitalization plan are available in the Registration Statement, which is posted on our web site at www.blx.com.

During 2003, our financial goals are focused on four objectives: to conclude the re-capitalization of the Bank, to diversify our funding sources, to gradually re-leverage our balance sheet while adhering to our traditionally high credit standards, and to control expenses aggressively. Furthermore, we will continue to manage our liquidity in a conservative manner," Mr. Castaneda concluded.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements of the Bank for the fourth quarter and year ended December 31, 2001, as well as for the third and fourth quarters of 2002 and for the year ended December 31, 2002.

(In $ millions)
---------------------------------------------------------------------------------------------------------------------
                                                                 2001        2002       IVQ01      IIIQ02       IVQ02
---------------------------------------------------------------------------------------------------------------------
Operating net interest income                                    67.8        53.9        18.6        11.3        11.3
Effect of interest rate gap                                      18.6         8.2         5.7         0.9         1.1
Interest income on available capital funds                       34.0        15.4         5.4         3.9         3.6
                                                               ------      ------      ------      ------      ------
Net interest income (1)                                         120.4        77.6        29.7        16.1        16.0
Net commission and other income                                  19.1         8.0         3.7         1.1         2.2
                                                               ------      ------      ------      ------      ------
Net revenues before gain on extinguishment of debt and
derivatives and hedging activities                              139.6        85.6        33.3        17.1        18.2
Gain on extinguishment of debt                                    0.0         1.4         0.0         1.4         0.0
Derivatives and hedging activities (2)                            7.4        -0.3         5.5         4.6        -0.4
                                                               ------      ------      ------      ------      ------
Net revenues                                                    146.9        86.7        38.9        23.2        17.8
Operating expenses (3)                                          -24.0       -19.3        -6.7        -5.1        -3.8
                                                               ------      ------      ------      ------      ------
Income before loss from operations and disposal of
segment, reversal /charge-off of unpaid interest on
non-accruing loans and adjustments, provision for
credit losses and impairment losses on securities,
income tax and cumulative effect of accounting change           123.0        67.4        32.1        18.1        14.0
Loss from operations and disposal of segment (4)                 -2.4        -2.3        -1.2         0.0        -0.1
Reversal / charge-off of unpaid interest accrued on
non-accruing loans and adjustments (5)                           -1.7       -10.9        -1.7         0.0        -0.1
Provision for possible credit losses, and impairment
loss on securities                                             -117.5      -323.0      -106.0        -2.3         1.2
Income tax                                                        0.0         0.0         0.0         0.0         0.1
Cumulative effect of accounting change                            1.1         0.0         0.0         0.0         0.0
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 2.5      -268.8       -76.7        15.8        15.0
=====================================================================================================================

      (1) Excludes reversals of interest accrued on Argentine loans and investments placed on non-accrual status of $1.7 million and $9.3 million in IVQ01 and in the first six months of 2002, respectively.

      (2) Represents the impact of the fair value adjustment of credit put options, which were exercised in IIIQ02, and the fair value of interest rate swaps (SFAS 133).

      (3) Includes $0.7 million of severance costs at BLADEX's headquarters during 2002 and the same amount for 2001. During the fourth quarter of 2002, outlays related to the re-capitalization process of approximately $1.4 million were reversed from the professional services line item and deferred to be deducted from the proceeds of the capital raising expected in 2003.

      (4) Represents $1.5 million and $32 thousand in severance costs related to the closing of the structured finance unit in New York in IIQ02 and IVQ02, respectively, and operating expenses for the year 2002 totaling $821 thousand, of which $724 thousand were incurred during the first half of 2002.

      (5) Includes reversals of interest accrued on Argentine loans and investments placed on non-accrual status of $1.7 million and $9.3 million in IVQ01 and in the first six months of 2002, respectively.


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BLADEX, with $2.9 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 147 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance & Performance Management Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 76 Valley Road, Cos Cob, CT 06807
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com

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There will be a conference call on January 23, 2002 at 11:00 a.m. ET in the U.S.
(11:00 a.m. Panamanian time). For those interested in participating, please call 800-446-1671 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3362. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID# 6687738 to the telephone operator answering the call five minutes before the call is set to begin.
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